UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 1)*

GigaCloud Technology Inc
(Name of Issuer)

Class A Ordinary Shares, par value US$0.05 per share
(Title of Class of Securities)

G38644 103
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)

☐     Rule 13d-1(c)

☒    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G38644 103	SCHEDULE 13G/A	Page 1 of 4

1.	Names of Reporting Persons Dongsi Er Tiao Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 10,546
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 10,546
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,546
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.03%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. G38644 103	SCHEDULE 13G/A	Page 2 of 4

Item 1(a).     Name of Issuer:

GigaCloud Technology Inc

Item 1(b).     Address of Issuer’s Principal Executive Offices:

4388 Shirley Avenue, El Monte CA 91731, USA

Item 2(a).     Name of Person Filing:

Dongsi Er Tiao Limited

Item 2(b).     Address or Principal Business Office or, if None, Residence:

The registered address of Dongsi Er Tiao Limited is at the offices of Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands.

Item 2(c).     Citizenship:

Dongsi Er Tiao Limited – British Virgin Islands

Item 2(d).     Title of Class of Securities:

Class A ordinary shares, par value US$0.05 per share (“Class A Ordinary Shares”).

Item 2(e).     CUSIP Number:

G38644 103.

Item 3.    If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Not applicable.

Item 4.         Ownership.

(a) to (c)

The ownership information presented below represents beneficial ownership of Class A Ordinary Shares as of the date of December 31, 2023, based upon 31,427,017 Class A Ordinary Shares outstanding as of September 30, 2023, as disclosed in the current report on Form 6-K furnished by the Issuer with the U.S. Securities and Exchange Commission on November 30, 2023.

CUSIP No. G38644 103	SCHEDULE 13G/A	Page 3 of 4

			Number of shares as to which the person has:
Reporting Person	Amount beneficially owned	Percentage of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Dongsi Er Tiao Limited	10,546	0.03%	10,546	0	10,546	0

As of December 31, 2023, Dongsi Er Tiao Limited’s beneficial ownership included a total of 10,546 Class A Ordinary Shares held of record. Dongsi Er Tiao Limited is controlled and managed by Dongsi Er Tiao Trust, a trust established under a trust deed dated July 13, 2021 between the Issuer and Futu Trustee as trustee. The trust’s beneficiaries are certain of the Issuer’s employees who are the participants of the Issuer’s 2008 Share Incentive Plan and 2017 Share Incentive Plan. The trust deed provides that the trustee shall not exercise the voting rights attached to the Issuer’s shares held by Dongsi Er Tiao Limited, or the investment and dispositive power, unless otherwise directed by the advisory committee of the trust. As of December 31, 2023, the sole member of the advisory committee of Dongsi Er Tiao Trust is Sarah Wei Pan, the Issuer’s CEO assistant, who was not the Issuer’s director, executive officer or affiliate. The Issuer may appoint or remove any member of the advisory committee. Accordingly, the advisory committee member disclaims the beneficial ownership of the Class A Ordinary Shares held by Dongsi Er Tiao Limited, except to the extent of any pecuniary interest therein.

Item 5. Ownership of Five Percent or Less of a Class.

The reporting person named herein ceased to be the beneficial owner of more than five percent of the Class A Ordinary Shares of the Issuer as of December 31, 2023.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

CUSIP No. G38644 103	SCHEDULE 13G/A	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 2, 2024

Dongsi Er Tiao Limited

By:/s/ Chiu Wing Man
Name: Chiu Wing Man
Title: Sole Director

[Signature Page to Schedule 13G/A]